Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information and to the inclusion of our report dated April 1, 2016 with respect to the financial statement of FS Global Credit Opportunities Fund—T as of March 15, 2016 and the incorporation by reference of our report dated February 29, 2016 with respect to the financial statements of FS Global Credit Opportunities Fund included in FS Global Credit Opportunities Fund’s annual report to shareholders for the year ended December 31, 2015 in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-209622 and 811-23139) of FS Global Credit Opportunities Fund—T for the registration of 150,000,000 of its common shares of beneficial interest.

Philadelphia, Pennsylvania

April 1, 2016